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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G




                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5 )*


                                PLC SYSTEMS INC.
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                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)

                                   69341D 10 4
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                                 (CUSIP Number)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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-------------------------                              -------------------------
CUSIP NO.  69341D 10 4               13G                   Page  2  of  7 Pages
-------------------------                              -------------------------


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1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        Robert I. Rudko, Ph.D.

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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [ ]

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3.      SEC USE ONLY


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4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

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                   5.     SOLE VOTING POWER 1,200,000 shares (which includes
                          172,900 shares underlying options exercisable within 60 days of February 9, 1998)

    NUMBER OF      -------------------------------------------------------------
      SHARES       6.     SHARED VOTING POWER
   BENEFICIALLY                     -0-
     OWNED BY
       EACH        -------------------------------------------------------------
    REPORTING      7.     SOLE DISPOSITIVE POWER 1,200,000 shares (which
      PERSON              includes 172,900 shares underlying options exercisable
       WITH               within 60 days of February 9, 1998)

                   -------------------------------------------------------------
                   8.     SHARED DISPOSITIVE POWER
                                    -0-

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9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,200,000 shares (which includes 172,900 shares underlying options exercisable within 60 days of February 9, 1998)

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10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
        This amount excludes 94,762 shares owned by Dr. Rudko's wife. Dr. Rudko disclaims beneficial ownership of all shares held by his wife. This amount also excludes 200,000 shares from an option to purchase up to 300,000 shares of Common Stock through December 31, 1999, at an exercise price of $4.00 per share, which option vests on December 31, 1999 or upon receipt of pre-market approval of the Company's patented laser system known as The Heart Laser (TM), except that all such options shall vest immediately in the event of a sale or acquisition of all or substantially all of the assets of the Company or




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        the sale of all or substantially all of the Company's stock to an acquiring party. This amount also excludes 13,750 shares held by Dr. Rudko's adult children, as to which he disclaims any beneficial interest.

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11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        6.5% (based on 18,368,159 shares outstanding on February 9, 1998)

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12.     TYPE OF REPORTING PERSON*

        IN

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                      *SEE INSTRUCTION BEFORE FILLING OUT!






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Item 1(a)    NAME OF ISSUER

             PLC Systems Inc.


Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

             10 Forge Park, Franklin, Massachusetts 02038


Item 2(a)    NAME OF PERSON FILING

             Robert I. Rudko, Ph.D.


Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

             10 Forge Park, Franklin, Massachusetts 02038


Item 2(c)    STATE OF ORGANIZATION/CITIZENSHIP

             United States


Item 2(d)    TITLE OF CLASS OF SECURITIES

             Common Stock, no par value


Item 2(e)    CUSIP NUMBER

             69431D 10 4


Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A


      (a)    [ ]   Broker or Dealer registered under Section 15 of the Act

      (b)    [ ]   Bank as defined in Section 3(a)(6) of the Act

      (c)    [ ]   Insurance Company as defined in Section 3(a)(19) of the Act

      (d)    [ ]   Investment Company registered under Section 8 of the
                   Investment Company Act

      (e)    [ ]   Investment Adviser registered under Section 203 of the
                   Investment Advisers Act of 1940


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      (f)    [ ]   Employee Benefit Plan, Pension Fund which is subject to
                   the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

      (g)    [ ]   Parent Holding Company, in accordance with
                   ss.240.13d-1(b)(1)(ii)(G)

      (h)    [ ]   Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

Item 4.      OWNERSHIP


      (a) Amount Beneficially Owned:1,200,000 shares (which includes 172,900 shares underlying options exercisable within 60 days of February 9, 1998). This amount excludes 94,762 shares owned by Dr. Rudko's wife. Dr. Rudko disclaims beneficial ownership of all shares held by his wife. This amount also excludes 200,000 shares from an option to purchase up to 300,000 shares of Common Stock through December 31, 1999, at an exercise price of $4.00 per share, which option vests on December 31, 1999 or upon receipt of pre-market approval of the Company's patented laser system known as The Heart Laser (TM), except that all such options shall vest immediately in the event of a sale or acquisition of all or substantially all of the assets of the Company or the sale of all or substantially all of the Company's stock to an acquiring party. This amount also excludes 13,750 shares held by Dr. Rudko's adult children, as to which he disclaims any beneficial interest.

      (b)  Percent of Class: 6.5%

      (c)  Number of shares as to which such person has:

           (i) sole power to vote or to direct the vote: 1,200,000 shares (which includes 172,900 shares underlying options exercisable within 60 days of February 9, 1998). This amount excludes 94,762 shares owned by Dr. Rudko's wife. Dr. Rudko disclaims beneficial ownership of all shares held by his wife. This amount also excludes 200,000 shares from an option to purchase up to 300,000 shares of Common Stock through December 31, 1999, at an exercise price of $4.00 per share, which option vests on December 31, 1999 or upon receipt of pre-market approval of the Company's patented laser system known as The Heart Laser (TM), except that all such options shall vest immediately in the event of a sale or acquisition of all or substantially all of the assets of the Company or the sale of all or substantially all of the Company's stock to an acquiring party. This amount also excludes 13,750 shares held by Dr. Rudko's adult children, as to which he disclaims any beneficial interest.

           (ii)   shared power to vote or to direct the vote: -0-

           (iii)  sole power to dispose or to direct the disposition of:
1,200,000 shares (which includes 172,900 shares underlying options exercisable within 60 days of February 9, 1998). This amount excludes 94,762 shares owned by Dr. Rudko's wife. Dr. Rudko disclaims



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beneficial ownership of all shares held by his wife. This amount also excludes
200,000 shares from an option to purchase up to 300,000 shares of Common Stock through December 31, 1999, at an exercise price of $4.00 per share, which option vests on December 31, 1999 or upon receipt of pre-market approval of the Company's patented laser system known as The Heart Laser (TM), except that all such options shall vest immediately in the event of a sale or acquisition of all or substantially all of the assets of the Company or the sale of all or substantially all of the Company's stock to an acquiring party. This amount also excludes 13,750 shares held by Dr. Rudko's adult children, as to which he disclaims any beneficial interest.

           (iv)   shared power to dispose or to direct the disposition of:   -0-

Item 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

             Not applicable.

Item 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

             Not applicable.


Item 7.      IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
              THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

             Not applicable.


Item 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

             Not applicable.


Item 9.      NOTICE OF DISSOLUTION OF GROUP

             Not applicable.


Item 10.     CERTIFICATION


             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: February 12, 1998                     /s/ Robert I. Rudko, Ph.D.
                                            -----------------------------------
                                            Robert I. Rudko, Ph.D.
                                            Chairman of the Board




















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